UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 11, 2022, Genius Group Limited, a Singapore public limited company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as underwriter thereunder, pursuant to which the Company agreed to sell to the underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 3,763,636 of the Company’s ordinary shares without par value (the “Ordinary Shares”), including 490,909 Ordinary Shares to be sold pursuant to the underwriter’s exercise in full of its over-allotment option, at a public offering price of $6.00 per share, for a total of $22,581,816 of gross proceeds to the Company. The Offering is expected to close on April 14, 2022.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-257700), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 31, 2022. A final prospectus relating to this Offering will be filed with the Commission.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 11, 2022, the Company released the press release furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022	Genius Group Limited

	By:	/s/ Roger James Hamilton
Roger James Hamilton
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement
99.1	Press Release

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